UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

R. R. Donnelley & Sons Company

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

257867200

(CUSIP Number)

James Ruggerio

c/o Chatham Asset Management, LLC

26 Main Street, Suite 204

Chatham, New Jersey 07928

Telephone Number (973) 701-2431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒ .

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,927,100*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,927,100*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,927,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.99%*
14.	Type of Reporting Person (See Instructions): IA

*	See Item 5 for additional information.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,538,973*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,538,973*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,538,973*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.2%*
14.	Type of Reporting Person (See Instructions): CO

*	See Item 5 for additional information.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,927,100*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,927,100*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,927,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.99%*
14.	Type of Reporting Person (See Instructions): IN

*	See Item 5 for additional information.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of R.R. Donnelley & Sons Company (the “Issuer”). This Amendment No. 6 is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, a United States Citizen. CAM, Chatham Master Fund, and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2021, as amended (the “Prior Schedule 13D”). The Prior Schedule 13D, as amended and supplemented by this Amendment No. 6 is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to add the following:

On December 9, 2021, the Reporting Persons delivered a letter (the “December 9 Offer Letter”) to the Board of Directors of the Issuer, including a revised firm, fully-financed all-cash offer to acquire all of the Common Stock of the Issuer not already owned by the Reporting Persons and their affiliates at a price equal to $10.85 per share. Following certain discussions with counsel to the Issuer, the Reporting Persons subsequently determined to extend the expiration time for this offer from 11:59pm ET on December 13, 2021 to 9:00am ET on December 14, 2021.

The foregoing description of the December 9 Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the final December 9 Offer Letter, which is attached hereto as Exhibit 14, and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

In addition to the reported shares of Common Stock, as of the most recent date of this Schedule 13D, CAM and the Chatham Funds collectively own $157,000 aggregate principal amount of the Issuer’s 6.500% Senior Notes due November 15, 2023 (the “2023 Notes”), $11,560,000 aggregate principal amount of the Issuer’s 6.000% notes due April 1, 2024 (the “2024 Notes”), $232,785,000 aggregate principal amount of the Issuer’s 6.125% Senior Notes due November 1, 2026 (the “2026 Notes”), $187,193,000 aggregate principal amount of the Issuer’s 8.250% Senior Notes due July 1, 2027 (the “2027 Notes”), $26,470,000 aggregate principal amount of the Issuer’s 6.625% Debentures due April 15, 2029 (the “2029 Debentures”), $316,991,000 aggregate principal amount of the Issuer’s 8.500% Senior Notes due April 15, 2029 (the “2029 Notes”) and $20,122,000 aggregate principal amount of the Issuer’s 8.820% Debentures due April 15, 2031 (the “2031 Debentures”). In addition, the Chatham Funds are currently party to certain credit default swap arrangements, as seller counterparties, pursuant to which the buyer counterparty is obligated to make a periodic stream of payments over the term of the contract in return for a contingent payment from the seller counterparty upon the occurrence of a credit event with respect to referenced debt securities of the Issuer.

The disclosure set forth under Item 4 of this Schedule 13D is incorporated herein by reference. Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and their affiliates and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to add the following:

Exhibit 14: Revised Offer Letter to the Board of Directors, dated December 9, 2021

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2021

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).